WAL★MART
México

FILE N°
82-4609

RECEIVED
2008 JUN 11 P 11:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 10, 2008

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release reports May 2008 sales.
- Report on share repurchase for May 2008.

08003180

PROCESSED
JUN 13 2008
THOMSON REUTERS

Sincerely,

Jorge Muñoz Lopez
Accounting Director

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88


WAL-MART SUPERCENTER
Suburbia

WAL*MART México

Our Vision is "Contribute towards improving the quality of life for Mexican families."

FILE N° 82-4609

WAL-MART DE MEXICO REPORTS MAY 2008 SALES

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, June 5, 2008

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the month of May 2008, sales were **$19,992 million pesos**. This figure represents a **15.2%** increase over sales reported the same month last year. Comparable stores sales during the month, meaning all those units that have been in operation for over a year increased **8.5%** compared to the same month of 2007.

Sales Growth	May		January – May	
	2008	2007	2008	2007
Total Units (%)	**15.2**	12.6	**13.0**	16.2
Comparable Units (%)	**8.5**	4.8	**6.7**	7.9

Considering the **four-week period** from **May 3 to 30, 2008** that compares with the four-week period ending June 1, 2007 as well as the **twenty one-week period** from **January 5 to May 30, 2008** and that compares with the twenty one-week period that ended June 1, 2007 sales growth was as follows:

Sales Growth	4 weeks		21 weeks	
	2008	2007	2008	2007
Total Units (%)	**12.1**	11.3	**12.6**	16.8
Comparable Units (%)	**5.6**	3.6	**6.3**	8.4

Comment on monthly sales:

Costumer count in comparable stores registered a 6.6% increase during the month of May, while average ticket increased 1.9% compared to the same month of 2007.

Openings during the month of May:

- **Six Bodegas Aurrera:** in the cities of Puerto Vallarta, Jalisco; Zacapoaxtla, Puebla; Teocaltiche, Jalisco; Villagran, Guanajuato; and two in Mexico City.
- **Two Supercenters:** in the cities of Chihuahua, Chihuahua; and Nuevo Laredo, Tamaulipas.

Additionally, during June we have opened.

- **Two Bodegas Aurrera:** in the cities of Zacapu, Michoacan and Mexico City.

EMPRESA SOCIALMENTE RESPONSABLE

INVESTOR RELATIONS:
Mariana Rodriguez
(52-55) 5283-0289
m.rodriguez@wal-mart.com

WALMEX

CORPORATE AFFAIRS:
Raul Argüelles
(52-55) 5387-9241
raul.arguelles@wal-mart.com

Fundación WAL*MART México


Suburbia

FILE N° 82-4609

Corporate Social Responsibility:

The Executive World magazine recognized Wal-Mart de Mexico Foundation as the second most important foundation in the country. Also, Wal-Mart de Mexico received the Social Responsibility 2008 CLARES award by the Latinamerica Social Responsibility Center (CLARES), Anahuac University.

The Wal-Mart de Mexico Foundation benefited 197,533 people through the donations made in this month.

Repurchase of Shares:

During the year we have invested **$1,094** million pesos, equivalent to **$103** million dollars in the repurchase of **27,288,400** Company shares.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 1,054 units, broken down as follows:

326	Bodegas Aurrera
141	Wal-Mart Supercenters
84	Sam's Clubs
64	Superamas
80	Suburbias
359	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.wal-mart.com.mx
www.superama.com.mx
www.bancowalmart.com
www.suburbia.com.mx
www.vips.com.mx
www.bodegaurrera.com.mx
www.tarjetawalmart.com.mx

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MAY 30, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	14,125,000	8,483,425,523
30/05/2008	03396	BUY	200,000	45.857490	9,171,498	ACCIV	STOCK		14,325,000	8,483,225,523
								As of current report	14,325,000	8,483,225,523

Shareholders' equity amount	0
Capital stock amount	9,171,498

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,616,088,944	7,606,917,446

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 29, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	13,875,000	8,483,675,523
29/05/2008	03395	BUY	250,000	45.361312	11,340,328	ACCIV	STOCK		14,125,000	8,483,425,523
								As of current report	14,125,000	8,483,425,523

Shareholders' equity amount	0
Capital stock amount	11,340,328

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,627,429,272	7,616,088,944

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MAY 28, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	13,500,000	8,484,050,523
28/05/2008	03394	BUY	375,000	44.608752	16,728,282	ACCIV	STOCK		13,875,000	8,483,675,523
								As of current report	13,875,000	8,483,675,523

Shareholders' equity amount	0
Capital stock amount	16,728,282

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,644,157,554	7,627,429,272

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 27, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	13,250,000	8,484,300,523
27/05/2008	03393	BUY	250,000	44.080376	11,020,094	ACCIV	STOCK		13,500,000	8,484,050,523
								As of current report	13,500,000	8,484,050,523

Shareholders' equity amount	0
Capital stock amount	11,020,094

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,655,177,648	7,644,157,554

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MAY 23, 2008

COMPANY NAME: WAL - MART DE MÈXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	12,750,000	8,484,800,523
23/05/2008	03392	BUY	500,000	44.060906	22,030,453	ACCIV	STOCK		13,250,000	8,484,300,523
								As of current report	13,250,000	8,484,300,523

Shareholders' equity amount	0
Capital stock amount	22,030,453

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,677,208,101	7,655,177,648

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MAY 22, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	12,250,000	8,485,300,523
22/05/2008	03391	BUY	500,000	44.403836	22,201,918	ACCIV	STOCK		12,750,000	8,484,800,523
								As of current report	12,750,000	8,484,800,523

Shareholders' equity amount	0
Capital stock amount	22,201,918

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,699,410,019	7,677,208,101

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MAY 21, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	12,050,000	8,485,500,523
21/05/2008	03390	BUY	200,000	44.890540	8,978,108	ACCIV	STOCK		12,250,000	8,485,300,523
								As of current report	12,250,000	8,485,300,523

Shareholders' equity amount	0
Capital stock amount	8,978,108

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,708,388,127	7,699,410,019

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 20, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	11,850,000	8,485,700,523
20/05/2008	03389	BUY	200,000	45.282340	9,056,468	ACCIV	STOCK		12,050,000	8,485,500,523
								As of current report	12,050,000	8,485,500,523

Shareholders' equity amount	0
Capital stock amount	9,056,468

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,717,444,595	7,708,388,127

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MAY 16, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	11,650,000	8,485,900,523
16/05/2008	03388	BUY	200,000	45.110395	9,022,079	ACCIV	STOCK		11,850,000	8,485,700,523
								As of current report	11,850,000	8,485,700,523

Shareholders' equity amount	0
Capital stock amount	9,022,079

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,726,466,674	7,717,444,595

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 15, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	11,400,000	8,486,150,523
15/05/2008	03387	BUY	250,000	44.856252	11,214,063	ACCIV	STOCK		11,650,000	8,485,900,523
								As of current report	11,650,000	8,485,900,523

Shareholders' equity amount	0
Capital stock amount	11,214,063

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,737,680,737	7,726,466,674

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 14, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	11,130,000	8,486,420,523
14/05/2008	03386	BUY	270,000	44.982841	12,145,367	GBM	STOCK		11,400,000	8,486,150,523
								As of current report	11,400,000	8,486,150,523

Shareholders' equity amount	0
Capital stock amount	12,145,367

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,749,826,104	7,737,680,737

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 13, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	10,850,000	8,486,700,523
13/05/2008	03385	BUY	280,000	43.981411	12,314,795	ACCIV	STOCK		11,130,000	8,486,420,523
								As of current report	11,130,000	8,486,420,523

Shareholders' equity amount	0
Capital stock amount	12,314,795

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,762,140,899	7,749,826,104

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 08, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	10,560,000	8,486,990,523
08/05/2008	03384	BUY	290,000	43.133962	12,508,849	ACCIV	STOCK		10,850,000	8,486,700,523
								As of current report	10,850,000	8,486,700,523

Shareholders' equity amount	0
Capital stock amount	12,508,849

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,774,649,748	7,762,140,899

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 07, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	10,270,000	8,487,280,523
07/05/2008	03383	BUY	290,000	43.774603	12,694,635	ACCIV	STOCK		10,560,000	8,486,990,523
								As of current report	10,560,000	8,486,990,523

Shareholders' equity amount	0
Capital stock amount	12,694,635

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,787,344,383	7,774,649,748

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: MAY 06, 2008

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	9,980,000	8,487,570,523
06/05/2008	03382	BUY	290,000	43.764297	12,691,646	ACCIV	STOCK		10,270,000	8,487,280,523
								As of current report	10,270,000	8,487,280,523

Shareholders' equity amount	0
Capital stock amount	12,691,646

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,800,036,029	7,787,344,383

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **MAY 02, 2008**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	9,630,000	8,487,920,523
02/05/2008	03381	BUY	350,000	43.234229	15,131,980	ACCIV	STOCK		9,980,000	8,487,570,523
								As of current report	9,980,000	8,487,570,523

Shareholders' equity amount	0
Capital stock amount	15,131,980

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
7,815,168,009	7,800,036,029

Issuer's Comments

END